UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                              Empire Resorts, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   292052 10 7
           -----------------------------------------------------------
                                 (CUSIP Number)


                             Concord Associates, L.P.
                             c/o Cappelli Enterprises, Inc.
                             115 Stevens Avenue
                             Valhalla, NY 10595
                             Attention: Louis R. Cappelli

                             With a copy to:

                             Herrick, Feinstein LLP
                             2 Park Avenue
                             New York, NY 10016
                             Attention: Louis Goldberg, Esq.
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 January 7, 2008
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Concord Associates, L.P.

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power: 0
Shares                  --------------------------------------------------------
Beneficially by         8.   Shared Voting Power: 2,500,000 shares
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power: 0
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power: 2,500,000 shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,500,000 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 8.45% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): PN
--------------------------------------------------------------------------------

(1) Based upon a total of 29,582,182 shares of Common Stock outstanding as of November 2, 2007 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Convention Hotels LLC

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power: 0
Shares                  --------------------------------------------------------
Beneficially by         8.   Shared Voting Power: 2,500,000 shares
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power: 0
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power: 2,500,000 shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,500,000 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 8.45% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): OO, HC
--------------------------------------------------------------------------------

(1) Based upon a total of 29,582,182 shares of Common Stock outstanding as of November 2, 2007 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Catskill Resort Group LLC

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power: 0
Shares                  --------------------------------------------------------
Beneficially by         8.   Shared Voting Power: 2,500,000 shares
Owned by Each           --------------------------------------------------------
Reporting               9.   Sole Dispositive Power: 0
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power: 2,500,000 shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,500,000 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 8.45% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): OO, HC
--------------------------------------------------------------------------------

(1) Based upon a total of 29,582,182 shares of Common Stock outstanding as of November 2, 2007 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

This Amendment No. 5 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 30, 2005 by Concord Associates, L.P., a New York limited partnership ("Concord Associates"), Convention Hotels, Inc., a New York corporation ("Convention Hotels") and Catskill Resort Group LLC, a New York limited liability company ("Catskill Resort Group") (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D on December 30, 2005 by Concord Associates, Convention Hotels and Catskill Resort Group, as further amended by Amendment No. 2 to Schedule 13D on January 3, 2007 by Concord Associates, Convention Hotels and Catskill Resort Group, as further amended by Amendment No. 3 to Schedule 13D on March 22, 2007 by Concord Associates, Convention Hotels and Catskill Resort Group and as further amended by Amendment No. 4 to Schedule 13D on May 21, 2007 by Concord Associates, Convention Hotels and Catskill Resort Group (the Original Schedule 13D, as amended, the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby supplemented by the following:

         As previously reported, Empire Resorts, Inc. ("Empire"), Empire Resorts Holdings, Inc., Empire Resorts Sub, Inc., Concord Associates and Sullivan Resorts, LLC ("Sullivan Resorts") entered into an Agreement and Plan of Merger and Contribution, dated as of March 3, 2005 (the "Merger Agreement"). The Merger Agreement provided for the acquisition by Empire from Concord Associates and Sullivan Resorts of certain real estate assets, including the sites of Concord and Grossinger's resorts, which are located in the Catskill Mountain region of New York.

         In connection with the Merger Agreement, Empire granted Concord Associates the option to purchase 5,188,813 shares of Common Stock, par value $.01 per share of Empire (the "Common Stock") at a price of $7.50 per share (the "Option") pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord Associates, as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire and Concord Associates (the "Option Agreement"). The Option was exercisable by Concord Associates if the Merger Agreement is terminated under certain circumstances.

         On December 30, 2005, Empire, Concord Associates and Sullivan Resorts entered into a letter agreement terminating the Merger Agreement and amending certain provisions of the Option Agreement. On December 28, 2006, Empire and Concord entered into Amendment No. 3 to the Option Agreement pursuant to which
(i) the number of shares of Common Stock subject to the Option was reduced from 5,188,912 to 3,500,000, (ii) Concord Associates exercised the Option with respect to 2,500,000 shares of Common Stock and (iii) the term of the Option was extended to December 27, 2007.

         On March 21, 2007, Concord Associates delivered to Empire a demand for the registration of the shares of Common Stock pursuant to the Option Agreement. The Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission on July 24, 2007 and the Registration Statement was declared effective on August 2, 2007. Concord Associates did not sell any shares of Common Stock pursuant to this Registration Statement. While the Registration Statement is no longer effective, Concord Associates has the right to make two additional demands for registration pursuant to the Option Agreement.

         The term of the Option Agreement with respect to the remaining 1,000,000 shares of Common Stock subject to the Option expired on December 27, 2007 without any additional shares being purchased by Concord Associates.

         The Reporting Persons are presently engaged in discussions with Empire regarding potential transactions which may include one or more of the actions specified in paragraphs (a) through (j) of this Item 4, including, without limitation, a potential joint venture transaction. While the Reporting Persons may continue to engage in such discussions with Empire, no assurances can be given that such discussions will continue or result in a definitive agreement with respect to any transaction or, if a definitive agreement is reached, the timing or terms of any such agreement or transaction. Such discussions may terminate and may or may not resume from time to time.

         The Reporting Persons intend continuously to review their rights and options with respect to the shares of Common Stock and other debt and equity securities of Empire in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time, such as the recent denial by the United States Secretary of the Interior of the request by the St. Regis Mohawk Tribe to take 29.31 acres into trust for the purpose of building a Class III gaming facility to be located at Monticello Raceway. The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the sale of shares of Common Stock pursuant to a registration statement filed pursuant to a demand for registration made under the Option Agreement or otherwise, or the purchasing of equity or debt securities of Empire in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions specified in paragraphs (a) through (j) below:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         Subsection (a) of Item 5 is restated in its entirety to read as follows:

(a) As of the date hereof, the Reporting Persons own 2,500,000 shares of Common Stock purchased by Concord Associates in connection with the partial exercise of the Option Agreement.

As a result, the Reporting Persons may be deemed to beneficially own an aggregate of 8.45% of Empire's Common Stock which is calculated based upon a total of 29,582,182 shares of Common Stock outstanding as of November 2, 2007, as reported in Empire's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 11, 2008

                                       CONCORD ASSOCIATES, L.P.

                                       By: Convention Hotels LLC,
                                           as General Partner

                                           By: /s/ FRANK ADIPIETRO
                                               ---------------------------------
                                               Frank Adipietro
                                               Authorized Person

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 11, 2008

                                       CONVENTION HOTELS LLC

                                       By: /s/ FRANK ADIPIETRO
                                           -------------------------------------
                                           Frank Adipietro
                                           Authorized Person

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   January 11, 2008

                                       CATSKILL RESORT GROUP LLC

                                       By: Cappelli Resorts, LLC,
                                           as Managing Member

                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli
                                               President


                                       By: Melville-Catskill, LLC,
                                           as Managing Member

                                           By: Reckson Strategic Venture
                                               Partners, LLC,
                                               its managing member

                                               By: /s/ FRANK ADIPIETRO
                                                   -----------------------------
                                                   Frank Adipietro
                                                   Authorized Person